[Letterhead of Oxford Square Capital Corp.]

May 25, 2018

**VIA EDGAR**

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Oxford Square Capital Corp. -- File. No. 814-00638
             Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On behalf of Oxford Square Capital Corp. (the *"Company"*), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, are the following:

1. a copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

2. a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (203) 983-5275.

Very truly yours,

OXFORD SQUARE CAPITAL CORP.

/s/ Bruce L. Rubin

Bruce L. Rubin
Secretary

Enclosures

# CERTIFICATE OF SECRETARY

The undersigned, Bruce L. Rubin, Secretary of Oxford Square Capital Corp., a Maryland corporation (the *"Company"*), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the *"SEC"*) in connection with the filing of the Company's fidelity bond (the *"Bond"*) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period May 21, 2018 to May 21, 2019.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 25th day of May, 2018.

/s/ Bruce L. Rubin
Bruce L. Rubin
Secretary

**Approval of Fidelity Bond**

       **WHEREAS**, Section 17(g) of the Investment Company Act of 1940, as amended (the ***"1940 Act"***), and Rule 17g-1(a) thereunder, requires each business development company (a ***"BDC"***), such as Oxford Square Capital Corp. (the "***Company***"), to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "***covered person***"); and

       **WHEREAS**, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a "***single insured bond***"), or (iii) a bond which names the Company and one or more other parties as insureds (a "***joint insured bond***"), as permitted by Rule 17g-1; and

       **WHEREAS**, Rule 17g-1 requires that a majority of directors who are not "interested persons" of the BDC, as such term is defined under the 1940 Act (the "***Disinterested Directors***") approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule 17g-1 which are described in the accompanying memorandum attached hereto; and

       **WHEREAS**, under Rule 17g-1, the Company is required to make certain filings with the U.S. Securities and Exchange Commission and give certain notices to each member of the Board of Directors in connection with the bond, and designate an officer who shall make such filings and give such notices; and

       **WHEREAS**, the Board of Directors, including all of the Disinterested Directors, have received and reviewed a copy of the current fidelity bond issued by XL Specialty Insurance Company, a reputable fidelity insurance company, in the amount equal to $1,000,000 (the "***Current Fidelity Bond***"); and

       **WHEREAS**, the Board of Directors, including all of the Disinterested Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company's officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board of Directors, including such Disinterested Directors;

**NOW THEREFORE BE IT RESOLVED**, by the Board of Directors, including all of the Disinterested Directors, that the terms of the Current Fidelity Bond, including the amount of coverage, form and premium for such bond be, and hereby are, approved; and

**FURTHER RESOLVED**, by the Board of Directors, including all of the Disinterested Directors, that Authorized Officers be, and hereby are, authorized by and on behalf of the Company to negotiate, execute and deliver such documents or agreements as may be necessary to cause a new fidelity bond (the **"New Fidelity Bond"**) to be issued by XL Specialty Insurance Company upon expiration of the Company's Current Fidelity Bond; provided, that (i) such New Fidelity Bond is issued on substantially the same terms and conditions as the Current Fidelity Bond, including with respect to the amount of coverage and form for such bond, and (ii) the premium for the New Fidelity Bond is no greater than 110% of the premium paid for the Current Fidelity Bond; and

**FURTHER RESOLVED**, by the Board of Directors, including all of the Disinterested Directors, that the terms of the New Fidelity Bond, including the amount of coverage, form and premium for such bond, be, and hereby are approved; provided, that such New Fidelity Bond is issued in conformity with the foregoing resolution; and

**FURTHER RESOLVED**, by the Board of Directors, including all of the Disinterested Directors, that each of the Authorized Officers of the Company be, and hereby are, authorized to file a copy of the New Fidelity Bond with the U.S. Securities and Exchange Commission, as well as to make, or to direct legal counsel to make the necessary filings and give the notices with respect to the New Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

**FURTHER RESOLVED**, that for the purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, the President and the Chief Financial Officer of the Company (the **"Authorized Officers"**).

Bond Number: **ELU155539-18**
Renewal of Number: **ELU149868-17**

# XL Specialty Insurance Company
**A member of the XL America Companies**

Executive Offices
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

## INVESTMENT MANAGER BOND

**Item 1.**  Name of Insured (herein called Insured) :  Oxford Square Capital Corp

Principal Address :  8 Sound Shore Drive
Suite 255
Greenwich, CT  06830

**Item 2.**  Bond Period: from: 12:01 a.m. Standard Time on May 21, 2018 to May 21, 2019

**Item 3.**  Aggregate Limit of Liability:     $ 1,000,000.00

**Item 4.**  Subject to Sections 4 and 12 of the Conditions and Limitations of this bond,
the Single Loss Limit of Liability is  $1,000,000
and the Single Loss Deductible is  $25,000

provided, that if any amount is inserted below opposite a specified Insuring Agreement, that amount will be controlling.  Any amount set forth below will be part of and not in addition to the amounts set forth above.  If "Not Covered" is inserted below opposite any specified Insuring Agreement, such Insuring Agreement and all references thereto in this bond will be deemed to have been deleted.

Amount applicable to:

| INSURING AGREEMENT | | SINGLE LOSS LIMIT | SINGLE LOSS DEDUCTIBLE |
|---|---|---|---|
| (A) | FIDELITY | $ 1,000,000.00 | $ 0 |
| (B) | ON PREMISES | $ 1,000,000.00 | $ 25,000.00 |
| (C) | IN TRANSIT | $ 1,000,000.00 | $ 25,000.00 |
| (D) | FORGERY OR ALTERATION | $ 1,000,000.00 | $ 25,000.00 |
| (E) | SECURITIES | $ 1,000,000.00 | $ 25,000.00 |
| (F) | EXTORTION | $ 1,000,000.00 | $ 25,000.00 |
| (G) | COUNTERFEIT CURRENCY | $ 1,000,000.00 | $ 25,000.00 |
| (H) | AUDIT EXPENSE | $ 10,000.00 | $ 0.00 |
| (I) | CLAIMS EXPENSE | $ 10,000.00 | $ 0.00 |
| (J) | COMPUTER SYSTEMS FRAUD | $ 1,000,000.00 | $ 25,000.00 |
| (K) | VOICE-INITIATEDFUNDS TRANSFER | $ 1,000,000.00 | $ 25,000.00 |
| (L) | TELEFACSIMILE TRANSFER FRAUD | $ 1,000,000.00 | $ 25,000.00 |
| (M) | UNCOLLECTIBLE ITEMS OF DEPOSIT | $ 1,000,000.00 | $ 25,000.00 |
| (N) | UNAUTHORIZED SIGNATURES | $ 1,000,000.00 | $ 25,000.00 |
| (O) | STOP PAYMENT/WRONGFUL DISHONOR | $ 1,000,000.00 | $ 25,000.00 |

**Item 5.**  The Insured, by the acceptance of this bond, gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)  ELU149868-17  such termination or cancellation to be effective as of the time this bond becomes effective.

**Item 6.**   Premium:

| | |
|---|---|
| Premium | $5,000.00 |
| Taxes, Surcharges or Fees | $0.00 |
| Total Policy Premium | $5,000.00 |

**Item 7.**  The liability of the Underwriter is subject to the terms of the following riders attached hereto:
FB 71 03 06 10   FB 72 108 12 10   FB 80 35 01 10   FB  80 71 05 11   FB 80 01 07 09

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

# IN WITNESS

## XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT:  REGULATORY
EXTON, PA  19341-1120
PHONE:  800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.



_____

Joseph Tocco
President

Toni Ann Perkins
Secretary

LAD 400 0915 XLS

## U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy.  You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1].  Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC.  Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

# NOTICE TO POLICYHOLDERS

**PRIVACY POLICY**

The XL Catlin insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

## Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

## Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies. The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you. We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so. The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim. In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit. We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law. If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law. Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party. Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment. "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc. We also do not disclose to any unaffiliated third party a policy or account number for use in marketing. We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed. However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

# NOTICE TO POLICYHOLDERS

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you.  We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

**FRAUD NOTICE**

| | |
|---|---|
| **Arkansas** | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| **Colorado** | **It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.** |
| **District of Columbia** | **WARNING:** It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant. |
| **Florida** | Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree. |
| **Kansas** | A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance which such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto. |
| **Kentucky** | Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime. |
| **Louisiana** | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| **Maine** | It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits. |
| **Maryland** | Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| **New Jersey** | Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties. |
| **New Mexico** | ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES. |

| | |
|---|---|
| **New York** | **General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation. <br><br> **All applications for automobile insurance and all claim forms:** Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation. <br><br> **Fire:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. <br><br> The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy. |
| **Ohio** | Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud. |
| **Oklahoma** | **WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony. |
| **Pennsylvania** | **All Commercial Insurance, Except As Provided for Automobile Insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties. <br><br> **Automobile Insurance:** Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000. |
| **Puerto Rico** | **Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.** |

| Rhode Island | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
|---|---|
| Tennessee | **All Commercial Insurance, Except As Provided for Workers' Compensation** It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.<br><br>**Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits. |
| Utah | **Workers' Compensation:** Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison. |
| Virginia | It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. |
| Washington | It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. |
| West Virginia | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| All Other States | Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties). |

| | |
|---|---|
| **Endorsement No.: 1** | **Effective: May 21, 2018** |
| **Named Insured: Oxford Square Capital Corp** | **12:01 A.M. Standard Time** |
| **Bond No.: ELU155539-18** | **Insurer: XL Specialty Insurance Company** |

# CONNECTICUT AMENDATORY ENDORSEMENT

This endorsement modifies insurance provided under the following:

Investment Manager Bond

1.  CONDITIONS AND LIMITATIONS, NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER, Section 5. (F) is deleted and replaced by the following:

    (F)  Legal proceedings for the recovery of any loss hereunder may not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 36 months from the date when the loss insured against occurs.

2.  The first paragraph of CONDITIONS AND LIMITATIONS, TERMINATION OR CANCELLATION, Section 13. is deleted and replaced by the following:

    If this bond has been in effect for less than 60 days, and is not a renewal of a bond that the Underwriter issued, the Underwriter may cancel this bond for any reason by mailing or delivering written notice to the Insured at least 30 days before the effective date of cancellation. Provided, however, if cancellation is for nonpayment of premium, the Underwriter will mail or deliver written notice to the Insured at least at least 10 days before the effective date of such cancellation.

    If this bond has been in effect for 60 days or more, this bond terminates as an entirety upon occurrence of any of the following: (A) 10 days after the Underwriter mails or delivers written notice to the Insured of its desire to cancel the bond for any of the following reasons: (1) nonpayment of premium; (2) conviction of a crime arising out of acts increasing the hazard insured against; (3) discovery of fraud or material misrepresentation by the Insured in obtaining the bond or in perfecting a claim thereunder; or (4) discovery of any willful or reckless act or omission by the Insured increasing the hazard insured against; or (B) 60 days after the Underwriter mails or delivers written notice to the Insured of its desire to cancel the bond for any of the following reasons: (1) physical changes in the property which increase the hazard insured against; (2) a determination by the commissioner that continuation of the bond would violate or place the Underwriter in violation of the law; (3) a material increase in the hazard insured against; or (4) substantial loss of the Underwriter's reinsurance affecting this particular line of insurance; or (C) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond.

    The Underwriter is under no obligation to renew this bond upon its expiration. In the event that the Underwriter elects to non-renew this bond, the Underwriter will deliver or mail written notice to the Insured at least 60 days before the expiration of the Bond Period as set forth in Item 2 of the Declarations.

    The notice of cancellation or non-renewal will state the reason for cancellation or non-renewal. If notice of cancellation or non-renewal is mailed, it will be mailed by registered or certified mail or by mail evidenced by a U.S. Post Office certificate of mailing.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Endorsement No.: 2
Named Insured: Oxford Square Capital Corp
Bond No.: ELU155539-18

Effective: May 21, 2018
12:01 A.M. Standard Time
Insurer: XL Specialty Insurance Company

# ADD ELECTRONIC AND COMPUTER CRIME COVERAGE

This endorsement modifies insurance provided under the following: Investment Manager Bond

Investment Manager Bond

In consideration of the premium charged:

(1)      The INSURING AGREEMENTS of this bond are amended by the addition of the following Insuring Agreements:

COMPUTER SYSTEMS

Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value as the direct result of the fraudulent preparation, or the fraudulent modification of Electronic Instruction or the fraudulent input of Electronic Data directly into:

(1) the Insured's Computer System,
(2) a Service Bureau's Computer System
(3) an Electronic Funds Transfer System, or
(4) a Customer Communication System.

ELECTRONIC DATA, ELECTRONIC MEDIA, ELECTRONIC INSTRUCTION

Loss resulting directly from:

(1)      the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under the COMPUTER SYSTEMS Insuring Agreement,
(2)      robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Instruction,
(3)      the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the COMPUTER SYSTEMS Insuring Agreement,
(4)      the damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the COMPUTER SYSTEMS Insuring Agreement, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media or Electronic Instruction in the Computer System in which the computer program or instruction so written or altered is used.

ELECTRONIC COMMUNICATION

Loss resulting directly from the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the Insured, which were transmitted or appear to have been transmitted through:

FB 80 35 01 10

(1) an Electronic Communication System,
(2) an automated clearing house or custodian, or
(3) a telex, TWX, Telefacsimile instruction or similar means of communication,

directly into the Insured's Computer System or Communication Terminal, and which fraudulently purport to have been sent by a customer, automated clearing house, custodian or financial institution, but which were either not sent by said customer, automated clearing house, custodian or financial institution or were fraudulently modified during physical transit of Electronic Media to the Insured or during electronic transmission to the Insured's Computer System or Communication Terminal.

INSURED'S SERVICE BUREAU OPERATION

Loss resulting directly from a customer of the Insured having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value as the direct result of the fraudulent input, fraudulent modification or fraudulent destruction of Electronic Data stored within, or being run within, the Insured's Computer System, or during electronic transmission through data communication lines from the Insured's Computer System into the customer's Computer System, while the Insured is acting as a Service Bureau for said customer, which fraudulent acts were committed by a person who intended to cause the Insured or the Insured's customer to sustain a loss or to obtain financial gain for such person or any other person, and for which loss the Insured is held to be legally liable.

ELECTRONIC TRANSMISSION

Loss resulting directly from a customer of the Insured, or any automated clearing house, custodian or financial institution, having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the Insured to such customer, automated clearing house, custodian or financial institution initiating, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or property, which communications were transmitted, or appear to have been transmitted, through:

(1) an Electronic Communication System,
(2) an automated clearing house or custodian, or
(3) a telex, TWX, Telefacsimile instruction or similar means of communication

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian or financial institution and which fraudulently purport to have been directed by the Insured, but which were either not sent by the Insured or were fraudulently modified during physical transit of Electronic Media from the Insured or during electronic transmission from the Insured's Computer System or Communication Terminal, and for which loss the Insured is held to be legally liable.

CUSTOMER VOICE INITIATED TRANSFER

Loss resulting directly from the Insured having transferred any funds on the faith of any Voice Initiated Funds Transfer Instruction made by a person purporting to be:

(1)     a VIT Customer,
(2)     an authorized representative of a VIT Customer, or
(3)     an Employee who was authorized by the Insured to instruct other Employees to transfer funds,

provided, however, that such instructions were received by an Employee specifically designated to receive and act upon such instructions, and such acts were committed by said person described in (1), (2) or (3) above for the purpose of making an improper personal financial gain for such person or any other person."

(2) As used in this endorsement:

(a)     Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically, but does not mean a telephone.

(b)     Computer System means a computer and:

     (i)     all input, output, processing, storage and communication devices controlled, supervised or accessed by the operating systems that are proprietary to or licensed to the owner of the computer, and
     (ii)    Electronic Media.

(c)     Customer Communication System means communications systems which provide customers of the Insured with:

     (i)     direct access to the Insured's Computer System, or
     (ii)    access to the Insured's Computer System through the Computer System of a corporation that is authorized by the Insured, through a written agreement, to provide electronic banking services.

(d)     Electronic Communication System means an electronic interbank communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), and Society of Worldwide International Financial Telecommunication (SWIFT).

(e)     Electronic Data means facts or information converted to a form usable in Computer Systems which are stored on Electronic Media for use by computer programs.

(f)     Electronic Funds Transfer System means automated teller networks and point of sale similar networks in which the Insured participates.

(g)     Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

(h)     Electronic Media means the magnetic tape, magnetic disk, optical disk or any other bulk media on which data is recorded.

(i)     Service Bureau means a natural person, partnership or corporation authorized by the Insured through a written agreement to perform internal electronic accounting services.

(j)     Service Bureau's Computer System means a Computer System owned, leased or operated by a Service Bureau.

(k)     Telefacsimile means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured for the purpose of reproducing a copy of said documents, but does not mean electronic communication sent by Telex or similar means of communication, through an Electronic Communication System or through an automated clearing house.

(l)     VIT Customer means any corporation, partnership, proprietor, trust or natural person having an account with the Insured and having a written agreement with the Insured for voice initiated funds transfers.

(m)     Voice Initiated Funds Transfer Instruction means oral instruction authorizing the transfer of funds in a VIT Customer's accounts to a financial institution for credit to accounts designated by the VIT Customer:

     (i)     made over the telephone by the VIT Customer or a natural person authorized and appointed by the VIT Customer to request by telephone the transfer of such funds, and
     (ii)    directed to those Employees specifically authorized by the Insured to receive such instructions by telephone at the Insured's offices.

(3)     The exclusions set forth in Section 2 of this bond will be inapplicable to the coverage afforded under this endorsement. Notwithstanding the foregoing, this endorsement does not cover, directly or indirectly:

(a)   loss not reported to the Underwriter in writing within sixty (60) days after the termination of this bond;

(b)   loss due to riot or civil commotion, outside the United States of America or Canada, or any loss due to military, naval or usurped power, war or insurrection; provided, that this paragraph (3)(b) will not apply to loss which occurs in transit if, when such transit was initiated, there was no knowledge on the part of any person acting for the Insured of such riot, civil commotion, military, naval or usurped power, war or insurrection;

(c)   loss covered under any Insuring Agreements of this bond other than those added pursuant to this endorsement, or caused by an Employee of the Insured or by anyone authorized to access Computer Systems;

(d)   loss resulting from the effects of nuclear fission or fusion or radioactivity;

(e)   loss of potential income, including but not limited to interest and dividends not realized by the Insured or by any customer of the Insured;

(f)   loss resulting from an indirect or consequential loss of any nature;

(g)   damages of any type for which the Insured is legally liable, except compensatory damages (but not multiples thereof) arising from a loss covered under this endorsement;

(h)   any costs, fees or expenses incurred by the Insured in establishing the existence off or amount of loss covered under this endorsement, except to the extent covered under GENERAL AGREEMENT (D) of this bond;

(i)   loss of any confidential information, material or data;

(j)   liability assumed by the Insured under any contract, unless such liability would have attached to the Insured even in the absence of such agreement;

(k)   loss of Electronic Data, Electronic Media or Electronic Instructions while in the mail;

(l)   loss resulting directly or indirectly from:

   (i)    written instruction or advice,
   (ii)   telegraphic or cable instruction or advice, or
   (iii)  instruction or advice by voice over the telephone, unless covered under the CUSTOMER VOICE INITIATED TRANSFER Insuring Agreement;

(m)   loss resulting directly or indirectly from forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

(n)   loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

(o)   loss through the surrender of property away from premises of the Insured as a result of a threat:

   (i)    to do bodily harm to any natural person, except loss of Electronic Media or Electronic Data in transit in the custody of any natural person acting as messenger of the Insured if, when such transit was initiated, there was no knowledge on the part of any person acting for the Insured of any such threat, or
   (ii)   to do damage to the premises or property of the Insured;

(p)  loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown, or any malfunction or error in programming or errors or omissions in processing; or

(q)  loss resulting directly or indirectly from the input of Electronic data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a customer or other person who had authorized access to the customer's authentication mechanism.

(4)  Subject to the Aggregate Limit of Liability, the Underwriter's liability under this endorsement for each Single Loss will not exceed the applicable Single Loss Limit of Liability set forth below or the unpaid portion of the Aggregate Limit of Liability, whichever is less.  If a Single Loss covered under this endorsement is covered under more than one Insuring Agreement (either set forth elsewhere in this bond or added pursuant to this endorsement), the maximum amount payable by the Underwriter will not exceed the largest applicable Single Loss Limit of Liability or the unpaid portion of the Aggregate Limit of Liability, whichever is less.  In addition to and not in limitation of the foregoing, the Underwriter will be liable under this endorsement only for that amount by which any Single Loss exceeds the Single Loss Deductible Amount for the Insuring Agreement applicable to such loss, as set forth below:

| INSURING AGREEMENT | Single Loss Limit of Liability | Single Loss Deductible Amount |
| --- | --- | --- |
| COMPUTER SYSTEMS | $1,000,000 | $25,000 |
| ELECTRONIC DATA, ELECTRONIC MEDIA, ELECTRONIC INSTRUCTION | $1,000,000 | $25,000 |
| ELECTRONIC COMMUNICATION | $1,000,000 | $25,000 |
| INSURED'S SERVICE BUREAU OPERATION | $1,000,000 | $25,000 |
| ELECTRONIC TRANSMISSION | $1,000,000 | $25,000 |
| CUSTOMER VOICE INITIATED TRANSFER | $1,000,000 | $25,000 |

(5)  The Underwriter's total cumulative liability for all loss under this endorsement discovered during the Bond Period, regardless of when paid, will be part of and not in addition to, and will not exceed, the Aggregate Limit of Liability shown in the Declarations.  Each payment made under the terms of this endorsement will reduce the unpaid portion of the Aggregate Limit of Liability.  At such time as the Aggregate Limit of Liability under this bond shall have been exhausted, whether by payments under this endorsement or under other Insuring Agreements of this bond subject to such Aggregate Limit of Liability, the Underwriter will have no further liability under this endorsement for any loss or losses, regardless of when discovered and whether or not reported to the Underwriter.

(6)  In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the Insured in its business, the Underwriter will be liable under this endorsement only if such items are actually reproduced from other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction, subject to the applicable Limit of Liability.  However, if such Electronic Data cannot be reproduced and such Electronic Data represents securities or financial instruments having a value, then the loss will be valued as indicated in the Securities and Property Other Than Money, Securities and Records sections of Section 6 of the Conditions and Limitations of this bond.

All other terms, conditions and limitations of this Policy shall remain unchanged.

**Endorsement No.: 3**  **Effective: May 21, 2018**
**Named Insured: Oxford Square Capital Corp**  **12:01 A.M. Standard Time**
**Bond No.: ELU155539-18**  **Insurer: XL Specialty Insurance Company**


# AMEND "TERMINATION OR CANCELLATION" PROVISION


This endorsement modifies insurance provided under the following: Investment Manager Bond

Investment Manager Bond


In consideration of the premium charged, it is understood and agreed that the Underwriter may cancel this bond in its entirety, as contemplated in subpart (a) of the first paragraph of Section 13 of the Conditions and Limitations of this bond, only upon the Insured's non-payment of premium, in whole or in part, and Section 13 of the Conditions and Limitations of this bond will be deemed to have been amended accordingly.


All other terms, conditions and limitations of this Policy shall remain unchanged.

**Endorsement No.: 4**
**Named Insured: Oxford Square Capital Corp**
**Bond No.: ELU155539-18**

**Effective: May 21, 2018**
**12:01 A.M. Standard Time**
**Insurer: XL Specialty Insurance Company**

# ERISA RIDER

This endorsement modifies insurance provided under the following: Investment Manager Bond

Investment Manager Bond

At the request of the Insured, the underwriter adds to the list of Insureds under the attached bond the following:

1. "Employee" as used in the attached bond shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer or employee of any such Plan.

2. If the bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3. In compliance with the foregoing payment by the company in accordance with the agreements, limitations and conditions if the bond shall be held by the Insured or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such Plan discovers that it has sustained loss covered thereuder.

4. If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the application provisions of said Regulations.

5. The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

6. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the bond, other than as stated herein.

All other terms, conditions and limitations of this Policy shall remain unchanged.